Exhibit 99.1

YY Inc. to Hold 2016 Annual General Meeting on November 28, 2016

Guangzhou, October 11, 2016 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced that it will hold its 2016 annual general meeting of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on November 28, 2016 at 2:00 p.m. (Hong Kong time). Holders of common shares of the Company whose names are on the register of members of the Company at the close of business on October 19, 2016 are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at http://investors.yy.com/. YY has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2015, with the U.S. Securities and Exchange Commission (the "SEC"). YY's Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting YY Inc. at ir@yy.com or by writing to YY Inc. at Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, The People’s Republic of China, telephone: +86 (20) 2916-2000.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year of 2015.

CONTACT: For further information, please contact:

YY Inc.

Yuffie Fu

Tel: +86 (20) 2916-2000

Email: IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email: IR@YY.com